                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                          BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))


                              BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                      (Name of Filing Persons (Offerors))

                          COMMON STOCK, PAR VALUE $.10
                          (Title Class of Securities)

                                   08490010-9
                     (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                              BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                               (81)(86) 221-5215
     (Name, Address and Telephone Numbers of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                           MARILYN SELBY OKOSHI, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10036-7703
                           TELEPHONE: (212) 626-4400

                           CALCULATION OF FILING FEE


 TRANSACTION VALUATION*                          AMOUNT OF FILING FEE*
$     33,834,271                                 $ 6,766.85

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $14.50 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

 [ ]CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


                     Amount Previously Paid: ...........  None
                     Form or Registration No.: .........   N/A
                     Filing Party: .....................   N/A
                     Date Filed: .......................   N/A


 [ ]CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

 [X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
 [ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
 [X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
 [X] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                SCHEDULE 13D

CUSIP NO. 08490010-9


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       BENESSE CORPORATION (Foreign corporation - No. IRS ID. No. Issued)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                               WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                          JAPAN
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        --
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      8,877,283
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   --
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 8,877,283
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               8,877,28
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             79.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                       CO
-------------------------------------------------------------------------------

CUSIP NO. 08490010-9


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       BENESSE HOLDINGS INTERNATIONAL, INC. (IRS ID. No.: 13-36997257)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                               AF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                          DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        --
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      8,877,283
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   --
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 8,877,283
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               8,877,28
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             79.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                       CO
-------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO relates to the offer by Benesse Holdings International, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at $14.50 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer Documents"), attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer Documents is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO.

Item 10. Financial Statements of Certain Bidders.

     Not applicable.

Item 12. Exhibits.

    (a)(1)              Offer to Purchase dated April 6, 2001.

    (a)(2)              Form of Letter of Transmittal.

    (a)(3)              Form of Notice of Guaranteed Delivery.

    (a)(4)              Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                        Nominees.

    (a)(5)              Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

    (a)(6)              Text of proposal letter sent by Parent to the Special Committee of Disinterested
                        Directors of Berlitz on December 28, 2000 (incorporated by reference to the Schedule
                        TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on
                        December 29, 2000).

    (a)(7)              Text of press release issued by Parent in the United States dated December 29, 2000, and translation of text of press release issued in Japan dated December 30, 2000, respectively
                        (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the
                        Securities and Exchange Commission on December 29, 2000).

    (a)(8)              Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(9)              Form of summary advertisement dated April 6, 2001.

    (a)(10)(A)          Complaint of Crandon Capital Partners against Soichiro Fukutake, James Kahl, Laurence
                        M. Berg, Takuro Isoda, Edward G. Nelson, Robert L. Purdum, Antony P. Ressler, Henry
                        D. James, James Lewis, Berlitz International, Inc. and Benesse Corporation, filed in the
                        Supreme Court of the State of New York, County of New York, on January 2, 2001.

    (a)(10)(B)          Complaint of David Schneider against Soichiro Fukutake, James Kahl, Edward G.
                        Nelson, Robert L. Purdum, Antony P. Ressler, Hiromasa Yokoi, Laurence M. Berg,
                        Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara, Berlitz International Inc.,
                        and Benesse Corp., filed in the Supreme Court of the State of New York, County of New
                        York, on January 2, 2001.

    (a)(10)(C)          Complaint of Rolling Investor Group, Inc. against Berlitz International, Inc., James
                        Kahl, Edward G. Nelson, Robert L. Purdum, Antony P. Ressler, Soichiro Fukutake,
                        Lawrence M. Berg, Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara, Benesse
                        Corporation and Benesse Holdings International, Inc., filed in the Supreme Court of the
                        State of New York, County of New York, on January 3, 2001.

    (a)(10)(D)          Complaint of The Ezra Charitable Trust against Hiromasa Yokoi, James Kahl, Edward
                        G. Nelson, Robert L. Purdum, Antony P. Ressler, Soichiro Fukutake, Lawrence M. Berg,
                        Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara, Henry D. James, Benesse
                        Corporation and Berlitz International, Inc., filed in the Supreme Court of the State of
                        New York, County of New York, on January 4, 2001.

    (a)(10)(E)          Stipulation and Agreement of Compromise and Settlement dated April 4, 2001, by and among Parent, Purchaser and Crandon Capital Partners, Rolling Investor Group, Inc.,
                        The Ezra Charitable Trust, and David Schneider, on behalf of themselves and all others similarly situated.

    (a)(11)             Translation of text of press release to be issued by Parent in Japan dated April 7, 2001.

    (c)(1)              Opinion of Banc of America Securities, LLC dated April 5, 2001.

    (c)(2)              Report of Banc of America Securities, LLC dated March 29, 2001.

    (c)(3)              Presentation of Morgan Stanley Dean Witter Japan Limited to a representative of the
                        Board of Parent dated December 27, 2000.

    (d)(1)              Purchase Agreement dated as of October 2, 1998 for $55,000,000 of Series B Debentures
                        between Purchaser and Berlitz (incorporated by reference to Exhibit 8 to Parent's and
                        Purchaser's Amendment No.1 to their Schedule 13D filed October 15, 1998).

    (d)(2)              Registration Rights Agreement dated as of October 2, 1998 between Purchaser and
                        Berlitz (incorporated by reference to Exhibit 9 to Parent's and Purchaser's Amendment
                        No.1 to their Schedule 13D filed October 15, 1998).

    (d)(3)              Subordinated Note Commitment Agreement dated as of October 2, 1998 between
                        Purchaser and Berlitz (incorporated by reference to Exhibit 10 to Parent's and
                        Purchaser's Amendment No.1 to their Schedule 13D filed October 15, 1998).

    (d)(4)              Voting Agreement dated as of October 2, 1998 between Parent and Apollo Management
                        IV, L.P. (incorporated by reference to Exhibit 11 to Parent's and Purchaser's Amendment
                        No.1 to their Schedule 13D filed October 15, 1998).

    (d)(5)              Stock Purchase Agreement dated as of September 7, 1999 between Soichiro Fukutake and MCC Proceeds, Inc. (incorporated by reference to Exhibit 1 to Parent's and
                        Purchaser's Amendment No.2 to their Schedule 13D filed September 29, 1999).

    (d)(6)              Stock Option Agreement dated as of June 30, 1997 between Soichiro Fukutake and
                        Berlitz.
    (d)(7)              Stock Option Agreement dated as of December 9, 1997 between Soichiro Fukutake and
                        Berlitz.

      (f)               Appraisal rights under New York law.

      (g)               None.

      (h)               None.

Item 13. Information Required by Schedule 13E-3.

 (a)        Financial Statements. Pages 39 through 76 of Berlitz's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.

 (b)        Not applicable.

The information incorporated by reference may be read and copied at the following locations at the SEC:



   Public Reference Room        New York Regional Office   Chicago Regional Office
   Room 1024, Judiciary Plaza   Suite 1300                 Citicorp Center, Suite 1400
   450 Fifth Street, N.W.       7 World Trade Center       500 West Madison Street
   Washington, D.C. 20549       New York, New York 10048   Chicago, Illinois 60661-2511


Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Berlitz's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     BENESSE CORPORATION




                                     By: \s\ Soichiro Fukutake
                                         -------------------------------
                                         Name: Soichiro Fukutake
                                         Title: President




                                     BENESSE HOLDINGS INTERNATIONAL, INC.




                                     By: \s\ Soichiro Fukutake
                                         -------------------------------
                                         Name: Soichiro Fukutake
                                         Title: Chairman




Dated: April 6, 2001

                                 EXHIBIT INDEX

 (a) (1)                 Offer to Purchase dated April 6, 2001.

 (a) (2)                 Form of Letter of Transmittal.

 (a) (3)                 Form of Notice of Guaranteed Delivery.

 (a) (4)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                         Other Nominees.

 (a) (5)                 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.

 (a) (6)                 Text of proposal letter sent by Parent to the Special Committee of Disinterested
                         Directors of Berlitz on December 28, 2000 (incorporated by reference to the
                         Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange
                         Commission on December 29, 2000).

 (a) (7)                 Text of press release issued by Parent in the United States dated December 29,
                         2000, and translation of text of press release issued in Japan dated December 30,
                         2000, respectively (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 29,
                         2000).
 (a) (8)                 Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                         W-9.
 (a) (9)                 Form of summary advertisement dated April 6, 2001.

 (a) (10) (A)            Complaint of Crandon Capital Partners against Soichiro Fukutake, James Kahl,
                         Laurence M. Berg, Takuro Isoda, Edward G. Nelson, Robert L. Purdum, Antony
                         P. Ressler, Henry D. James, James Lewis, Berlitz International, Inc. and Benesse
                         Corporation, filed in the Supreme Court of the State of New York, County of New
                         York, on January 2, 2001.

 (a) (10) (B)            Complaint of David Schneider against Soichiro Fukutake, James Kahl, Edward G.
                         Nelson, Robert L. Purdum, Antony P. Ressler, Hiromasa Yokoi, Laurence M. Berg,
                         Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara, Berlitz International
                         Inc., and Benesse Corp., filed in the Supreme Court of the State of New York,
                         County of New York, on January 2, 2001.

 (a) (10) (C)            Complaint of Rolling Investor Group, Inc. against Berlitz International, Inc., James
                         Kahl, Edward G. Nelson, Robert L. Purdum, Antony P. Ressler, Soichiro Fukutake,
                         Lawrence M. Berg, Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara,
                         Benesse Corporation and Benesse Holdings International, Inc., filed in the
                         Supreme Court of the State of New York, County of New York, on January 3, 2001.

 (a) (10) (D)            Complaint of The Ezra Charitable Trust against Hiromasa Yokoi, James Kahl,
                         Edward G. Nelson, Robert L. Purdum, Antony P. Ressler, Soichiro Fukutake,
                         Lawrence M. Berg, Takuro Isoda, James Lewis, Robert Minsky, Makoto Obara,
                         Henry D. James, Benesse Corporation and Berlitz International, Inc., filed in the
                         Supreme Court of the State of New York, County of New York, on January 4, 2001.

 (a) (10) (E)            Stipulation and Agreement of Compromise and Settlement dated April 4, 2001, by and among Parent, Purchaser and Crandon Capital Partners, Rolling Investor
                         Group, Inc., The Ezra Charitable Trust, and David Schneider, on behalf of themselves and all others similarly situated.

 (a) (11)                Translation of text of press release to be issued by Parent in Japan dated April 7,
                         2001.

   (c) (1)          Opinion of Banc of America Securities dated April 4, 2001.

   (c) (2)          Report of Banc of America Securities, LLC dated March 29,  2001.

   (c) (3)          Presentation of Morgan Stanley Dean Witter Japan Limited to a representative of the Board of Parent dated December 27, 2000.

   (d) (1)          Purchase Agreement dated as of October 2, 1998 for $55,000,000 of Series B
                    Debentures between Purchaser and Berlitz (incorporated by reference to Exhibit 8 to Parent's and Purchaser's Amendment No. 1 to their Schedule 13D filed
                    October 15, 1998).

   (d) (2)          Registration Rights Agreement dated as of October 2, 1998 between Purchaser and
                    Berlitz (incorporated by reference to Exhibit 9 to Parent's and Purchaser's
                    Amendment No. 1 to their Schedule 13D filed October 15, 1998).

   (d) (3)          Subordinated Note Commitment Agreement dated as of October 2, 1998 between
                    Purchaser and Berlitz (incorporated by reference to Exhibit 10 to Parent's and
                    Purchaser's Amendment No. 1 to their Schedule 13D filed October 15, 1998).

   (d) (4)          Voting Agreement dated as of October 2, 1998 between Parent and Apollo
                    Management IV, L.P. (incorporated by reference to Exhibit 11 to Parent's and
                    Purchaser's Amendment No. 1 to their Schedule 13D filed October 15, 1998).

   (d) (5)          Stock Purchase Agreement dated as of September 7, 1999 between Soichiro
                    Fukutake and MCC Proceeds, Inc. (incorporated by reference to Exhibit 1 to
                    Parent's and Purchaser's Amendment No. 2 to their Schedule 13D filed
                    September 29, 1999).

   (d) (6)          Stock Option Agreement dated as of June 30, 1997 between Soichiro Fukutake and
                    Berlitz.

   (d) (7)          Stock Option Agreement dated as of December 9, 1997 between Soichiro Fukutake and Berlitz.

   (f)              Appraisal rights under New York law.

   (g)              None.

   (h)              None.